UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Date of report: May 29, 2015

JETBLUE AIRWAYS CORPORATION
(Exact name of the registrant as specified in its charter)

DELAWARE	000-49728	87-0617894
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

27-01 Queens Plaza North
Long Island City, New York 11101
(Address of principal executive offices) (Zip code)

(718) 286-7900
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
JetBlue Conflict Minerals
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 JetBlue has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the JetBlue corporate website: http://investor.jetblue.com/. Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites, including the Company’s, are not incorporated by reference in, or considered to be a part of, this Form SD and the accompanying Conflict Minerals Report.
Forward-Looking Statements
This Form SD and the attached Conflict Minerals Report contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management's beliefs and assumptions concerning future events. When used in this document and in documents incorporated herein by reference, the words “expects,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions, and are based on information currently available to us. Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. You should understand that many important factors could cause our results to differ materially from those expressed in the forward-looking statements. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its annual report on Form 10-K for the fiscal year ended December 31, 2014, the Company’s quarterly reports on Form 10-Q and other forms filed by the Company with or furnished by the Company to the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.
Item 1.02 Exhibit
The Conflict Minerals Report of JetBlue Airways Corporation is filed as Exhibit 1.01 herewith.
Section 2. Exhibits
Item 2.01 Exhibits
Exhibit No.        Description
1.01            Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JETBLUE AIRWAYS CORPORATION
/s/ Alexander Chatkewitz
Name: Alexander Chatkewitz	Date: May 29, 2015
Title: Vice President Controller and Chief Accounting Officer (principal accounting officer)

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report